0-13391

P.E. 4-9-02

02032307

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002 - dated April 9, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

✓

SAMEX

SAMEX MINING CORP.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
SYMBOL: SXG-VSE

April 9, 2002

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

ATTN: Filings Officer

Dear Sirs:

RE: Form 20 - Partial Conversion of Promissory Note

Enclosed herewith for filing is a Form 20 for the partial conversion of a $300,000 Convertible Promissory Note dated July 31, 1998. A $100,000 portion of the Convertible Promissory Note is being converted into 250,000 share/warrant Units at a price of $0.40 per Unit. Also enclosed is a copy of the Vancouver Stock Exchange approval letter dated September 29, 1998, your fee check list form and the Company's cheque in the amount of $100.00 to cover your fees.

Yours truly,

SAMEX Mining Corp.

Brenda McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
Canadian Venture Exchange
US Securities Commission
Moody's Investors Service
Pink Sheets LLC

This is the form required under section 139 of the *Securities Rules* and , if applicable, by an order issued under section 76 of the *Securities Act*.

FORM 20

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(I), (14), (16)(I), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

   SAMEX Mining Corp.
   301 - 32920 Ventura Avenue
   Abbotsford, BC
   V2S 6J3

2. State whether the issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit (consists of 250,000 shares and 250,000 warrants). The warrant entitles the holder to purchase an additional share at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003.

4. Date of Distribution:

   April 1, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order of the blanket order number under which the distribution(s) of the security was made:

   Section 74(2)(4) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) or this section.

(a)

Full Name and Address of Purchaser	Number of Securities Converted	Price Per Unit ($)	Total Purchase Price ($)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Maxwell A. Munday #206 4400 Dominion Street Burnaby, BC V5G 4G3	250,000 share/warrant units	$0.40		Section 74(2)(4) of the Act

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request. n/a

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia is respect of which this report is filed.

n/a

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

n/a

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

n/a

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) The number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and;

n/a

(b) The total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

n/a

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Abbotsford, BC this 9th day of April, 2002.

SAMEX Mining Corp.
Name of Issuer *(please print)*

Signature of authorized signatory

Larry D. McLean, Vice President, Operations
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SAMEX

SAMEX MINING CORP.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
SYMBOL: SXG-VSE

April 9, 2002

BC Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

ATTN: Filings Officer

Dear Sirs:

RE: Form 20 - Granting of Incentive Stock Options

Enclosed herewith for filing is a Form 20 for the granting of 1,480,000 incentive stock options. Also enclosed is a copy of the Canadian Venture Exchange approval letter dated April 3, 2002, your fee check list form and the Company's cheque in the amount of $100.00 to cover your fees.

Yours truly,

SAMEX Mining Corp.

Brenda McLean

Brenda McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
Canadian Venture Exchange
US Securities Commission
Moody's Investors Service
Pink Sheets LLC

This is the form required under section 139 of the *Securities R*ules and , if applicable, by an order issued under section 76 of the *Securities Act.*

FORM 20

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(I), (14), (16)(I), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

   SAMEX Mining Corp.
   301 - 32920 Ventura Avenue
   Abbotsford, BC
   V2S 6J3

2. State whether the issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   Granting of 1,480,000 incentive stock options, exercisable up to March 19, 2007 at a price of $0.20 per share.

4. Date of Distribution:

   Date of grant: March 19, 2002
   CDNX approval: April 3, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order of the blanket order number under which the distribution(s) of the security was made:

   Section 74(2)(9) of the Act
   BOR#96/15

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) or this section.

(a)

Full Name and Address of Purchaser	Number of Stock Options Granted	Price Per Share ($)	Total Purchase Price ($)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Patricio Kyllmann Casilla 474 La Paz, Bolivia	200,000	$0.20		Section 74(2)(9) of the Act
Jeffrey P. Dahl 32233 Hillcrest Avenue Clearbrook, BC, V2T 1S7	200,000	$0.20		Section 74(2)(9) of the Act
Robert Kell 1391 Rene Moreno Bloque H-2, San Miguel La Paz, Bolivia	200,000	$0.20		Section 74(2)(9) of the Act
Larry McLean #15 32890 Mill Lake Road Abbotsford, BC, V2S 8G5	200,000	$0.20		Section 74(2)(9) of the Act
Peter J. Dahl 4225 Townline Road Abbotsford, BC, V4X 1Y7	200,000	$0.20		Section 74(2)(9) of the Act
Allen D. Leschert 4735 Woodside Place West Vancouver, BC, V7S 2X5	200,000	$0.20		Section 74(2)(9) of the Act
Brenda McLean #15 32890 Mill Lake Road Abbotsford, BC, V2S 8G5	100,000	$0.20		Section 74(2)(9) of the Act
Dale Dobson #103 1005 Broughton Street Vancouver, BC, V6G 2A7	30,000	$0.20		BOR#96/15
Bill Murphy 4718 Cole #1203 Dallas, Texas 75205 USA	100,000	$0.20		BOR#96/15
Linda Dahl 32233 Hillcrest Avenue Clearbrook, BC, V2T 1S7	50,000	$0.20		BOR#96/15
TOTAL	1,480,000			

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request. n/a

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia is respect of which this report is filed.

n/a

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

   n/a

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   n/a

10. If the distribution of the security was made under section 128(h) of the Rules, state

    (a) The number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and;

    n/a

    (b) The total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

    n/a

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Abbotsford, BC this 9th day of April, 2002.

SAMEX Mining Corp.
Name of Issuer *(please print)*

Signature of authorized signatory

Larry D. McLean, Vice President, Operations
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: April 9, 2002

By: [signature]

Larry D. McLean
Vice President, Operations